SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)
                           --------------------------


                           Orient-Express Hotels Ltd.
                                (Name of Issuer)

                           --------------------------


               Class A Common Shares, par value US$0.01 per Share
                         (Title of Class of Securities)
                           --------------------------

                                    G67743107
                                 (Cusip Number)
                           --------------------------

                            Christopher Walton, Esq.
                  Clifford Chance Limited Liability Partnership
                              10 Upper Bank Street
                             London E14 5JJ, England
                               011-44-20-7006-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           --------------------------


                                  July 23, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page(s))

                                Page 1 of 9 Pages

------------------------- ---------------------- -----------------------
CUSIP No. G67743107                13D             Page 2 of 9 Pages
------------------------- ---------------------- -----------------------
------------ -----------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF
             ABOVE PERSON.

             Citibank International plc

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                    [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
------------------------- ------- --------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,300*
                          ------- --------------------------------------
                          ------- --------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,300*
------------------------- ------- --------------------------------------
------------ -----------------------------------------------------------
    11.
             AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
             PERSON

             14,403,300*
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    12.
             CHECK BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES
             CERTAIN SHARES
                                                                    [X]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             CO

------------ -----------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of April 30, 2004, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on May 11, 2004 (File No. 001-16017) and including the 2,459,399 Class B Shares referred to above upon conversion thereof into Class A Shares.

------------------------- ---------------------- -----------------------
CUSIP No. G67743107                13D             Page 3 of 9 Pages
------------------------- ---------------------- -----------------------
------------ -----------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF
             ABOVE PERSON.

             Citicorp Trustee Company Limited

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                    [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
------------------------- ------- --------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,300*
                          ------- --------------------------------------
                          ------- --------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,300*
------------------------- ------- --------------------------------------
------------ -----------------------------------------------------------
    11.
             AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
             PERSON

             14,403,300*
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    12.
             CHECK BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES
             CERTAIN SHARES
                                                                    [X]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             CO

------------ -----------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of April 30, 2004, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on May 11, 2004 (File No. 001-16017) and including the 2,459,399 Class B Shares referred to above upon conversion thereof into Class A Shares.

--------------------------------- ---------------- ---------------------
CUSIP No. G67743107                     13D         Page 4 of 9 Pages
--------------------------------- ---------------- ---------------------
------------ -----------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF
             ABOVE PERSON.

             Citibank Investments Limited

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                    [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
------------------------- ------- --------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,300*
                          ------- --------------------------------------
                          ------- --------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,300*
------------------------- ------- --------------------------------------
------------ -----------------------------------------------------------
    11.
             AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
             PERSON

             14,403,300*
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    12.
             CHECK BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES
             CERTAIN SHARES
                                                                    [X]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             CO

------------ -----------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of April 30, 2004, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on May 11, 2004 (File No. 001-16017) and including the 2,459,399 Class B Shares referred to above upon conversion thereof into Class A Shares.

--------------------------------- ------------------- ------------------
CUSIP No. G67743107                       13D          Page 5 of 9 Pages
--------------------------------- ------------------- ------------------
------------ -----------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF
             ABOVE PERSON.

             Citibank Overseas Investment Corporation

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                    [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Federally chartered pursuant to Section 25(a) of the U.S. Federal Reserve Act
------------------------- ------- --------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,300*
                          ------- --------------------------------------
                          ------- --------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,300*
------------------------- ------- --------------------------------------
------------ -----------------------------------------------------------
    11.
             AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
             PERSON

             14,403,300*
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    12.
             CHECK BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES
             CERTAIN SHARES
                                                                    [X]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             HC

------------ -----------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of April 30, 2004, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on May 11, 2004 (File No. 001-16017) and including the 2,459,399 Class B Shares referred to above upon conversion thereof into Class A Shares.

------------------------- ---------------------- -----------------------




CUSIP No. G67743107                13D             Page 6 of 9 Pages
------------------------- ---------------------- -----------------------
------------ -----------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF
             ABOVE PERSON.

             Citibank, N.A.

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                    [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             National Banking Association
------------------------- ------- --------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,300*
                          ------- --------------------------------------
                          ------- --------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,300*
------------------------- ------- --------------------------------------
------------ -----------------------------------------------------------
    11.
             AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
             PERSON

             14,403,300*
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    12.
             CHECK BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES
             CERTAIN SHARES
                                                                    [X]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             BK

------------ -----------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of April 30, 2004, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on May 11, 2004 (File No. 001-16017) and including the 2,459,399 Class B Shares referred to above upon conversion thereof into Class A Shares.

--------------------------------- ----------------------- ---------------
CUSIP No. G67743107                        13D             Page 7 of 9
                                                              Pages
--------------------------------- ----------------------- ---------------
------------ ------------------------------------------------------------
    1.
             NAME OF REPORTING  PERSON.  I.R.S.  IDENTIFICATION  NOS. OF
             ABOVE PERSON.

             Citicorp

------------ ------------------------------------------------------------
------------ ------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X]
                                                                 (b) [ ]
------------ ------------------------------------------------------------
------------ ------------------------------------------------------------
    3.
             SEC USE ONLY

------------ ------------------------------------------------------------
------------ ------------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ ------------------------------------------------------------
------------ ------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                     [ ]
------------ ------------------------------------------------------------
------------ ------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------- ------- ---------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- ---------------------------------------
                          ------- ---------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,300*
                          ------- ---------------------------------------
                          ------- ---------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- ---------------------------------------
                          ------- ---------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,300*
------------------------- ------- ---------------------------------------
------------ ------------------------------------------------------------
    11.
             AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
             PERSON

             14,403,300*
------------ ------------------------------------------------------------
------------ ------------------------------------------------------------
    12.
             CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES
             CERTAIN SHARES
                                                                     [X]
------------ ------------------------------------------------------------
------------ ------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ ------------------------------------------------------------
------------ ------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             HC

------------ ------------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of April 30, 2004, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on May 11, 2004 (File No. 001-16017) and including the 2,459,399 Class B Shares referred to above upon conversion thereof into Class A Shares.

------------------------- ---------------------- -----------------------



CUSIP No. G67743107                13D              Page 8 of 9 Pages
------------------------- ---------------------- -----------------------
------------ -----------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF
             ABOVE PERSON.

             Citigroup Holdings Company

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                    [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------- ------- --------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,403,300*
                          ------- --------------------------------------
                          ------- --------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,403,300*
------------------------- ------- --------------------------------------
------------ -----------------------------------------------------------
    11.
             AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
             PERSON

             14,403,300*
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    12.
             CHECK BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES
             CERTAIN SHARES
                                                                    [X]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             HC

------------ -----------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares and (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares.

** Based on 31,790,601 Class A Shares outstanding as of April 30, 2004, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on May 11, 2004 (File No. 001-16017) and including the 2,459,399 Class B Shares referred to above upon conversion thereof into Class A Shares.

------------------------- ---------------------- -----------------------
CUSIP No. G67743107                13D             Page 9 of 9 Pages
------------------------- ---------------------- -----------------------
------------ -----------------------------------------------------------
    1.
             NAME OF REPORTING PERSON.  I.R.S.  IDENTIFICATION  NOS. OF
             ABOVE PERSON.

             Citigroup Inc.

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    3.
             SEC USE ONLY

------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                    [ ]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------- ------- --------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  14,444,450*
                          ------- --------------------------------------
                          ------- --------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                  0
                          ------- --------------------------------------
                          ------- --------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  14,444,450*
------------------------- ------- --------------------------------------
------------ -----------------------------------------------------------
    11.
             AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH  REPORTING
             PERSON

             14,444,450*
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    12.
             CHECK BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES
             CERTAIN SHARES
                                                                    [X]
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             42.1%**
------------ -----------------------------------------------------------
------------ -----------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
             HC

------------ -----------------------------------------------------------

* Represents (i) 11,943,901 Class A Shares, (ii) 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares and (iii) 6,850 Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup for the benefit of third-party customers.

** Based on 31,790,601 Class A Shares outstanding as of April 30, 2004, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on May 11, 2004 (File No. 001-16017) and including the 2,459,399 Class B Shares referred to above upon conversion thereof into Class A Shares.

Item 1.  Security and Issuer.


     This statement on Schedule 13D (the "Third Amended Statement") amends the second amendment to the Schedule 13D filed on July 9, 2004 (the "Second Amended Statement"), which amended the first amendment to the Schedule 13D filed on January 13, 2004 (the "First Amended Statement"), which amended the original
Schedule 13D filed on June 20, 2003 (the "Original Statement") and relates to the class A common shares, par value US$0.01 per share (the "Class A Shares") of Orient-Express Hotels Ltd., a company organized and existing under the laws of Bermuda ("OEH"), the principal executive offices of which are located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda, and the class B common shares, par value US$0.01 per share (the "Class B Shares" and, together with the Class A Shares, the "OEH Shares"), of OEH. The Class B Shares are convertible into Class A Shares on a one-for-one basis at any time. Holders of the Class A Shares are entitled to one-tenth of a vote per share and holders of the Class B Shares are entitled to one vote per share. The Class A Shares are listed on the New York Stock Exchange. There is no public trading market for the Class B Shares.

Item 2.  Identity and Background.


     This Third Amended Statement is being jointly filed by Citibank International plc (the "Agent"), Citicorp Trustee Company Limited (the "Trustee"), Citibank Investments Limited ("CIL"), Citibank Overseas Investment Corporation ("COIC"), Citibank, N.A. ("Citibank"), Citicorp ("Citicorp"), Citigroup Holdings Company ("Citigroup Holdings") and Citigroup Inc. ("Citigroup" and, together with the Agent, the Trustee, CIL, COIC, Citibank, Citicorp, and Citigroup Holdings, the "Reporting Persons").

     The Agent is a public limited company organized under the laws of England and Wales. The address of its principal business office is Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England. The Agent, which is authorized by the U.K. Financial Services Authority under the U.K. Financial Services and Markets Act 2000, provides corporate and investment banking, private banking and asset management and consumer banking products and services through business divisions and a branch network in the United Kingdom and Continental Europe.

     The Trustee is a limited company organized under the laws of England and Wales. The address of its principal business office is Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England. The Trustee, which is authorised under the U.K. Financial Services and Markets Act 2000, primarily acts as depositary or trustee for authorised collective investment schemes in the United Kingdom. In addition, the Trustee undertakes the trusteeship of selected debt issues made by corporations in the United Kingdom or overseas.

     CIL is a limited company organized under the laws of England and Wales and is the sole stockholder of each of the Agent and the Trustee. The address of its principal business office is Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England. CIL is the holding company for subsidiary undertakings of Citibank in the United Kingdom primarily engaged in the provision of international banking and related financial services.

     COIC is federally chartered pursuant to Section 25(a) of the U.S. Federal Reserve Act and is the sole stockholder of CIL. The address of its principal business office is One Penn's Way, New Castle, Delaware 19720. COIC is an investment corporation that facilitates foreign capital transactions and equity investments.

     Citibank is a national banking association and is the sole stockholder of COIC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

     Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

     Citigroup Holdings is a Delaware corporation and is the sole stockholder of Citicorp. Citigroup Holdings is a U.S. bank holding company. The address of its principal business office is One Rodney Square, Wilmington, Delaware 19899.

     Citigroup is a Delaware corporation and is the sole stockholder of Citigroup Holdings. The address of the principal business office of Citigroup is 399 Park Avenue, New York, New York 10043. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world.

     The following information with respect to each executive officer and director of the Agent, the Trustee and Citigroup is set forth in Schedules A, B and C to this Third Amended Statement: (i) name, (ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

     On April 28, 2003 Salomon Smith Barney, Inc. ("SSB"), now named Citigroup Global Markets Inc., a subsidiary of Citigroup, announced final agreements with the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.

     SSB will pay $300 million for retrospective relief, plus $25 million for investor education, and has committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB will also adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation.

     SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

     Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the individuals set forth in Schedules A, B or C to this Third Amended Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     The citizenship of each executive officer and director of the Agent, the Trustee and Citigroup is identified in Schedules A, B and C to this Third Amended Statement.

Item 3.  Source and Amount of Funds or Other Consideration.


     The information contained in Item 4 of this Third Amended Statement is incorporated herein by reference.


Item 4.  Purpose of the Transaction.

     The Reporting Persons filed the Original Statement in connection with a Term Facility Agreement ("Original Facility Agreement") dated June 10, 2003, among (1) Sea Containers British Isles Limited ("SCBIL"), (2) SCBIL's affiliates named therein (the "Guarantors"), including Sea Containers Ltd. ("SCL"), (3) Citigroup Global Markets Inc., Fortis Bank S.A./N.V. and The Governor and Company of the Bank of Scotland (the "Arrangers"), (4) Citicorp North America, Inc. ("CNA"), Fortis Bank S.A./N.V. ("FB") and The Governor and Company of the Bank of Scotland ("BoS" and, together with CNA and FB, the "Original Lenders"),
(5) the Agent and (6) the Trustee, providing a secured term loan facility of US$158,000,000 (the "Original Facility") to SCBIL, which required SCL, prior to any draw-down under the Original Facility, to enter into a Custodian Account Charge dated June 10, 2003, among SCL, the Trustee and Citibank, and an Escrow Agreement dated June 10, 2003, among SCL, the Trustee and Citibank, and to grant to the Agent an irrevocable limited power-of-attorney dated June 10, 2003.

     On December 22, 2003, SCBIL, SCL and the other Guarantors and the Agent entered into an agreement to amend the Original Facility Agreement in order to refinance the Original Facility. In connection with the refinancing of the Original Facility, the parties to the Original Facility Agreement entered into an amendment agreement dated December 22, 2003 (the "First Amendment Agreement"), which amended and restated the Original Facility Agreement and was dated December 22, 2003, among SCBIL, the Guarantors, including SCL, the Arrangers, the Original Lenders, the Agent and the Trustee (the "First Amended Facility Agreement"). The First Amended Facility Agreement provided a secured revolving loan facility of up to US$100,000,000 (the "First Amended Facility") to SCBIL and required SCL, prior to any draw-down under the First Amended Facility, to enter into the following agreements, each dated as of December 22, 2003: (i) a Custodian Account Charge (the "Custodian Account Charge") among SCL, the Trustee and Citibank, (ii) an Escrow Agreement (the "Escrow Agreement") among SCL, the Trustee and Citibank, (iii) an OEH Security Agreement (the "OEH Security Agreement") among SCL, the Trustee and Citibank, (iv) an Account Control Agreement (the "Account Control Agreement") among the Trustee, SCL and Citigroup Global Markets Inc., and (v) an irrevocable limited power-of-attorney to the Agent (the "Power of Attorney").

     On July 2, 2004, SCBIL, SCL and the other Guarantors and the Agent entered into a second amendment agreement dated July 2, 2004 (the "Second Amendment Agreement") to amend and restate the First Amended Facility Agreement (the First Amended Facility Agreement, as amended and restated, is referred to herein as the "Second Amended Facility Agreement") in order to refinance the First Amended Facility. Pursuant to the Second Amendment Agreement, upon the satisfaction of all conditions precedent as set forth in the Second Amendment Agreement (which occurred on July 23, 2004) (such date, the "Effective Date"), the First Amended Facility was amended and continued to provide a secured revolving loan facility of up to US$100,000,000 (the "Second Amended Facility"). The Custodian Account Charge, the Escrow Agreement, the Account Control Agreement, the OEH Security Agreement and the Power of Attorney, which were filed as exhibits to the First Amended Statement, continue to be in force. On July 2, 2004, in connection with the Second Amendment Agreement, SCL, the Trustee, the subordinated creditors named therein and the intra-group borrowers named therein entered into a Subordination Agreement (the "Subordination Agreement"). In addition, on July 5, 2004, the parties to the OEH Security Agreement entered into an amendment agreement dated July 5, 2004 (the "OEH Security Amendment Agreement"), which became effective on the Effective Date, to modify cross references contained in the OEH Security Agreement so that they refer correctly to the Second Amended Facility Agreement and to correct an error in the OEH Security Agreement.

     At the time of filing of the Second Amended Statement, the Effective Date had not yet occurred. This amendment is being filed to disclose the occurrence of the Effective Date on July 23, 2004.

     Under the Second Amended Facility Agreement, the Agent continues to have the right to sell the OEH Shares, at such times, in such manner and in such volumes as the Agent may direct in its absolute discretion if SCL does not pledge additional OEH Shares, prepay loans or sell certain of the OEH Shares pursuant to the Second Amended Facility Agreement, at any time following the earlier of the occurrence of (1) an event of default under the Second Amended Facility Agreement or (2) any date on which the listed value of the OEH Shares is less than either (a) $100,000,000 or (b) the sum of (i) 200% of the aggregate principal amount outstanding under the Second Amended Facility (or 150% of the aggregate principal amount outstanding under the Second Amended Facility if the franchise agreement between the Strategic Rail Authority, GNER Holdings Limited and Great North Eastern Railway Limited dated March 28, 1996 is subsequently renewed for a term of no less than 60 months from the date of the Second Amended Facility Agreement) and (ii) certain permitted loans made by SCL to its material subsidiaries and others as specified in the Second Amended Facility Agreement. The maximum amount that may be outstanding under the Second Amended Facility is $100,000,000.

     SCL granted the Power of Attorney to the Agent to enable and permit the Agent to sell the OEH Shares in order to enforce the rights of the Agent granted pursuant to the terms of the Second Amended Facility Agreement.

     SCL entered into the Custodian Account Charge to provide a charge over all of its right, title and interest in and to the OEH Shares for the benefit of the Trustee and the Agent, the Arrangers, the Lenders and any receivers in respect of the assets of SCL and the Guarantors securing amounts borrowed under the Second Amended Facility. The Custodian Account Charge will remain in effect until all obligations of SCBIL and the Guarantors under the Second Amended Facility Agreement and the related finance documents have been unconditionally and irrevocably paid and discharged in full or until the Agent shall otherwise direct. Pursuant to the Custodian Account Charge, upon receipt from the Agent of a notice that an event of default under the Second Amended Facility Agreement has occurred, the Custodian will be required to transfer the OEH Shares to the Trustee. If an event of default under the Second Amended Facility Agreement occurs and is continuing, pursuant to the Custodian Account Charge the Trustee may solely and exclusively exercise (or refrain from exercising) all voting powers pertaining to the OEH Shares, and may sell, transfer, grant options over or otherwise dispose of the OEH Shares, in either case in such manner and on such terms which the Trustee in its absolute discretion thinks fit.

     Some of or all of the OEH Shares pledged under the OEH Security Agreement will be in non-certificated form. As a result, SCL entered into the OEH Security Agreement and the Account Control Agreement to provide a security interest over all of its right, title and interest in and to the OEH Shares that are in non-certificated form for the benefit of the Trustee and the Agent, the Arrangers, the Lenders and any receivers in respect of the assets of SCL and the Guarantors securing amounts borrowed under the Second Amended Facility. The OEH Security Agreement will remain in effect until all obligations of SCBIL and the Guarantors under the Second Amended Facility Agreement and the related finance documents have been unconditionally and irrevocably paid and discharged in full or until the Agent shall otherwise direct. If an event of default under the Second Amended Facility Agreement occurs and is continuing, pursuant to the OEH Security Agreement, the Trustee may solely and exclusively exercise (or refrain from exercising) all voting powers pertaining to the OEH Shares, and may sell, transfer, grant options over or otherwise dispose of the OEH Shares, in either case in such manner and on such terms which the Trustee in its absolute discretion thinks fit.

     SCL entered into the Escrow Agreement to establish a custody account in which to hold the certificated OEH Shares subject to the security interest in such OEH Shares granted to the Trustee pursuant to the Custodian Account Charge.

     The Agent and the Trustee may in the future take such actions in respect of their interests in the OEH Shares as they deem appropriate in light of the circumstances existing from time to time. Currently, these actions include holding the OEH Shares they may be deemed to beneficially own or disposing of the OEH Shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as amended (the "Securities Act"), in the open market. Additionally, the Trustee, the Agent and/or the other Reporting Persons may acquire additional OEH Shares, although none of them has any current plans to do so. Any acquisition of OEH Shares could be effected in the open market, in privately negotiated transactions, or otherwise. Any OEH Shares acquired in this way could be transferred from time to time among the Reporting Persons and their affiliates. Any sales, purchases or transfers or other actions described in this Third Amended Statement may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, the Agent and the Trustee will take into consideration various factors, such as the obligations of the Agent and the Trustee to the Lenders, SCL's business, prospects and financial condition, other developments concerning SCL, the market price for the OEH Shares, stock market conditions, general economic conditions, OEH's business and prospects and other developments concerning OEH.

     On February 18, 2003, OEH filed with the Commission a shelf registration statement on Form S-3 under the Securities Act (the "Shelf Registration Statement"), registering for sale under the Securities Act, from time to time, the 14,403,300 Class A Shares (including 2,459,399 Class A Shares issuable upon conversion of Class B Shares) owned of record by SCL. The Shelf Registration Statement was declared effective by the Commission, and would allow the sale of the OEH Shares by SCL, the Agent or the Trustee through a public offering or in the public market. The Second Amended Facility Agreement contains provisions whereby SCL has agreed to use its reasonable best efforts, including through using its voting rights and board representation in OEH, to procure that OEH will maintain the effectiveness of the Shelf Registration Statement and cooperate with any offering of the OEH Shares that might be made thereunder or otherwise. On January 20, 2004, OEH filed with the Commission a prospectus relating to the Shelf Registration Statement in order to update the information contained in the Shelf Registration Statement. The Agent (acting pursuant to the Power of Attorney), the Trustee (acting pursuant to the Custodian Account Charge) or SCL (with the consent of the Agent) may dispose of the OEH Shares through a public offering or in open market sales as contemplated by the Shelf Registration Statement or otherwise. The Reporting Persons or their affiliates may act as an underwriter or agent in connection with any such sales.

     On November 6, 2003, OEH filed with the Commission a registration statement on Form S-3 (File No. 333-110296) under the Securities Act (the "Registration Statement"), registering for sale under the Securities Act 3,450,000 Class A Shares and 3,450,000 rights to purchase Series A Junior Participating Preferred Shares. Pursuant to a prospectus dated November 20, 2003, 3,000,000 Class A Shares were offered for sale in a public offering and a total of 3,450,000 Class A Shares were sold following exercise in full of the underwriters' over-allotment option. Citigroup Global Markets Inc., a subsidiary of Citigroup, acted as an underwriter in connection with the offering.

     Except as set forth above, none of the Reporting Persons nor, to the best of the knowledge and belief of the Reporting Persons, any of the individuals set forth in Schedule A, B or C to this Third Amended Statement, has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of OEH or the disposition of securities of OEH; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving OEH or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of OEH or any of its subsidiaries; (d) any change in the present board of directors or management of OEH, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of OEH; (f) any other material change in OEH's business or corporate structure; (g) changes in OEH's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of control of OEH by any person; (h) any class of OEH's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any class of OEH's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     As of the date of this Third Amended Statement, the Reporting Persons may be deemed to beneficially own, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, 14,403,300 OEH Shares. This amount consists of 11,943,901 Class A Shares and 2,459,399 Class B Shares, all or a portion of which may be converted into Class A Shares, of which SCL is the record owner but which the Reporting Persons may be deemed to beneficially own as a result of the Second Amended Facility Agreement, the Custodian Account Charge, the OEH Security Agreement, the Escrow Agreement and the Power of Attorney. In addition, as of the date of this Third Amended Statement, Citigroup may be deemed to beneficially own an additional 6,850 Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup that are held for the benefit of third-party customers. The 14,403,300 OEH Shares held of record by SCL represent approximately 42.1% of the Class A Shares outstanding and the 41,150 Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup that are held for the benefit of third-party customers represent less than 0.01% of the Class A Shares outstanding. The foregoing calculations are based on 31,790,601 Class A Shares outstanding as of April 30, 2004, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on May 11, 2004 (File No. 001-16017), and 2,459,399 Class B Shares referred to above upon conversion thereof into Class A Shares.

     By virtue of entering into the Custodian Account Charge, the Escrow Agreement and the OEH Security Agreement, the Trustee may be deemed to have sole voting and dispositive power with respect to the 14,403,300 OEH Shares owned of record by SCL. The Trustee expressly disclaims beneficial ownership of the OEH Shares owned of record by SCL.

     By virtue of entering into the Second Amended Facility Agreement, the OEH Security Agreement and having been granted the Power of Attorney by SCL, the Agent may be deemed to have sole dispositive power with respect to the 14,403,300 OEH Shares owned of record by SCL. The Agent expressly disclaims beneficial ownership of the OEH Shares owned of record by SCL.

     Citigroup may be deemed to have shared voting power with third party customers of subsidiaries of Citigroup with respect to the 6,850 Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup for the benefit of third-party customers. Citigroup expressly disclaims beneficial ownership of the Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup for the benefit of third party customers.

     By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and/or dispositive power over the OEH Shares that may be deemed to be beneficially owned by the other Reporting Persons. Each of the Reporting Persons expressly disclaims beneficial ownership of the OEH Shares that may be deemed to be beneficially owned by the other Reporting Persons.

     Neither the filing of this Third Amended Statement, nor any of its contents, shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any OEH Shares referred to in this Third Amended Statement for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     To the best knowledge of the Reporting Persons, during the past 60 days preceding the date of this Third Amended Statement, none of the Reporting Persons nor any of the individuals set forth in Schedules A, B and C to this Third Amended Statement, has effected any transaction in the shares of OEH, except as described in Item 4 above (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third-party customers).


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The descriptions of the Second Amendment Agreement, the Second Amended Facility Agreement, the Custodian Account Charge, the OEH Security Agreement, the OEH Security Amendment Agreement, the Account Control Agreement, the Escrow Agreement, the Power of Attorney and the Subordination Agreement (collectively, the "Financing Agreements") contained in Item 4 of this Third Amended Statement are incorporated herein by reference. Such descriptions are summaries of certain provisions of the Financing Agreements, each of which has either been filed as an exhibit to the First Amended Statement or the Second Amended Statement, and such summaries are qualified by, and subject to, the full text of such agreements which is incorporated by reference herein.

     To the best knowledge of the Reporting Persons, except as described in this Third Amended Statement or in the documents referred to and incorporated by reference herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any of the individuals set forth in Schedules A, B or C to this Third Amended Statement, or between such persons and any person with respect to any securities of OEH.


Item 7.   Material to be Filed as Exhibits.


*1. Joint Filing Agreement, dated as of June 20, 2003, among the Agent, the Trustee, CIL, COIC, Citibank, Citicorp, Citigroup Holdings and Citigroup.

**2. Custodian Account Charge, dated December 22, 2003, among SCL, the Trustee and Citibank.

**3. Escrow Agreement, dated December 22, 2003, among SCL, the Trustee and Citibank.

**4.     Power-of-Attorney, dated December 22, 2003, of SCL.

**5.     OEH Security Agreement, dated December 22, 2003.

**6. Account Control Agreement, dated December 22, 2003 among the Trustee, SCL and Citigroup Global Markets Inc.

***7. Second Amendment Agreement, dated July 2, 2004, among SCBIL, SCL, the Guarantors and the Agent.

***+8. Second Amended Facility Agreement, among SCBIL, Citigroup Global Markets Limited, the Governor and Company of the Bank of Scotland, the Agent and Citicorp Trustee Limited.

***9. OEH Security Amendment Agreement, dated July 5, 2004, by and among SCL, the Trustee and the Agent.

***10. Subordination Agreement, dated July 2, 2004, by and among SCL, the Trustee, the Subordinated Creditors named therein and the Intra-Group Borrowers named therein.

* Previously filed with the Commission as an exhibit to the Original Statement.


** Previously filed with the Commission as an exhibit to the First Amended Statement.


*** Previously filed with the Commission as an exhibit to the Second Amended Statement.


+ Contained in Schedule 2 to Exhibit 7 to the Second Amended Statement.

SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  July 30, 2004


CITIBANK INTERNATIONAL PLC

By:        /s/ JILL ROBSON
       -------------------
       Name: Jill Robson
       Title: Assistant Secretary

CITICORP TRUSTEE COMPANY LIMITED

By:        /s/ JILL ROBSON
       -------------------
       Name: Jill Robson
       Title:  Company Secretary

CITIBANK INVESTMENTS LIMITED

By:        /s/ MICHAEL KIRKWOOD
       ------------------------
       Name: Michael Kirkwood
       Title: Director

CITIBANK OVERSEAS INVESTMENT CORPORATION

By:        /s/ WILLIAM H. WOLF
       -----------------------
       Name: William H. Wolf
       Title: Executive Vice President

CITIBANK, N.A.

By:        /s/ SERENA D. MOE
       ---------------------
       Name: Serena D. Moe
       Title: Assistant Secretary

CITICORP

By:        /s/ SERENA D. MOE
       ---------------------
       Name: Serena D. Moe
       Title: Assistant Secretary

CITIGROUP HOLDINGS COMPANY

By:        /s/ SERENA D. MOE
       ---------------------
       Name: Serena D. Moe
       Title: Assistant Secretary

CITIGROUP INC.

By:        /s/ SERENA D. MOE
       ---------------------
       Name: Serena D. Moe
       Title: Assistant Secretary

                                   SCHEDULE A

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                           CITIBANK INTERNATIONAL PLC

Name, Position, Citizenship (United Kingdom
unless otherwise indicated)                                    Title and Business Address

Winfried F. W. Bischoff                                                  Citigroup Europe
Director                                                                 Citigroup Centre
United Kingdom and Germany                                                  Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

Andrew Martin Gaulter                                                  Company Secretary,
Secretary                                                                Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

Michael Stuart Klein                                                       Vice Chairman,
Director                                        Global Corporate and Investment Bank EMEA
United States                                                            Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

William Joseph Mills                                Chairman and Chief Executive Officer,
Director                                        Global Corporate and Investment Bank EMEA
United States                                                            Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

John Martin Nestor                                                         Business Head,
Director                                                  Citigroup Asset Management EMEA
                                                                         Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

John Joseph Roche                                                 Non-Executive Director,
Director                                                                 Citigroup Centre
United States                                                               Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

Jean-Paul Francois Caroline Votron                               Chief Executive Officer,
Director                                                               Consumer Bank EMEA
Belgium                                              263g, Boulevard Generaal Jacqueslaan
                                                                 B-1050 Brussels, Belgium

John Walter Anderson                                              Non-Executive Director,
Director                                                                 Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

Francesco Paolo Vanni d'Archirafi                           Chairman and Chief Executive,
CEO, GTS EMEA                                                  Citibank International plc
Italy                                                                    Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

David Challen                                                               Business Head
Director                                                                 Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

--------------------------------------------------------------------------------

                                   SCHEDULE B



                       EXECUTIVE OFFICERS AND DIRECTORS OF

                        CITICORP TRUSTEE COMPANY LIMITED


Name, Position, Citizenship (United Kingdom
unless otherwise indicated)                                    Title and Business Address

Robert Harry Binney                                                             Director,
Director                                                                 Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

Citicorporate Limited                                                          Secretary,
Secretary                                                                Citigroup Centre
England and Wales                                                           Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

Christopher Blakey                                                   Funds Administration
Director                                                                 Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

Derrick Bernard Boniface                                                Finance Director,
Director                                                                 Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

Jillian Rosemary Hamblin                                       Director (Corporate Debt),
Director                                                                 Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

Viola Joyce Deloris Japaul                                     Director (Corporate Debt),
Director                                                                 Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

Marne Lidster                                                  Director (Corporate Debt),
Director                                                                 Citigroup Centre
Canada                                                                      Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

John David Meres                                                  Non-Executive Director,
Director                                                                 Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

Sean David Quinn                                                         Chief Executive,
Director                                                                 Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

Huw St. John Rees                                                    Compliance Director,
Director                                                                 Citigroup Centre
                                                                            Canada Square
                                                                             Canary Wharf
                                                                  London E14 5LB, England

Bronwyn Corinna Wright                                            Relationship Management
Director                                                                1 North Wall Quay
Ireland                                                     Dublin 1, Republic of Ireland

--------------------------------------------------------------------------------

                                   SCHEDULE C



                       EXECUTIVE OFFICERS AND DIRECTORS OF

                                 CITIGROUP INC.

Name, Position, Citizenship (United States
unless otherwise indicated)                                     Title and Business Address


C. Michael Armstrong                                                      Retired Chairman
Director                                              Hughes, AT&T and Comcast Corporation
                                                               1114 Avenue of the Americas
                                                                                  New York
                                                                                  NY 10036

Alain J.P. Belda                                        Chairman & Chief Executive Officer
Director                                                                        Alcoa Inc.
Brazil                                                                     390 Park Avenue
                                                                                  New York
                                                                                  NY 10022

George David                                            Chairman & Chief Executive Officer
Director                                                   United Technologies Corporation
                                                                         1 Financial Plaza
                                                                                  Hartford
                                                                                  CT 06101

Kenneth T. Derr                                                          Chairman, Retired
Director                                                         ChevronTexaco Corporation
                                                                     345 California Street
                                                                             San Francisco
                                                                                  CA 94104

John M. Deutch                                          Institute Professor, Massachusetts
Director                                                           Institute of Technology
                                                       77 Massachusetts Avenue, Room 6-208
                                                                                 Cambridge
                                                                                  MA 02139

The Honorable Gerald R. Ford                         Former President of the United States
Honorary Director                                                     40365 Sand Dune Road
                                                                             Rancho Mirage
                                                                                  CA 92270

Ann Dibble Jordan                                                               Consultant
Director                                                           2904 Benton Place, N.W.
                                                                                Washington
                                                                                  DC 20008

Dudley C. Mecum                                                          Managing Director
Director                                                           Capricorn Holdings, LLC
                                                                        30 East Elm Street
                                                                                 Greenwich
                                                                                  CT 06830

Richard D. Parsons                                      Chairman & Chief Executive Officer
Director                                                                  Time Warner Inc.
                                                                    One Time Warner Center
                                                                                  New York
                                                                                  NY 10019

Andrall E. Pearson                                                       Founding Chairman
Director                                                                 Yum! Brands, Inc.
                                                                      41 Meadow Wood Drive
                                                                                 Greenwich
                                                                                  CT 06830

Roberto Hernandez Ramirez                                            Chairman of the Board
Director                                                          Banco Nacional de Mexico
Mexico                                                   Actuario Roberto Medellin No. 800
                                                                       Col. Santa Fe 01210
                                                                               Mexico City
                                                                                    Mexico

Charles Prince                                                     Chief Executive Officer
Director and Executive Officer                                              Citigroup Inc.
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

Robert E. Rubin                                       Member of the Office of the Chairman
Director and Executive Officer                                              Citigroup Inc.
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

Franklin A. Thomas                                                              Consultant
Director                                                                   TFF Study Group
                                                                        595 Madison Avenue
                                                                                33rd Floor
                                                                                  New York
                                                                                  NY 10022

Sanford I. Weill                                                                  Chairman
Director and Executive Officer                                              Citigroup Inc.
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

Robert B. Willumstad                                 President and Chief Operating Officer
Director and Executive Officer                                              Citigroup Inc.
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

Winfried F.W. Bischoff                                                            Chairman
Executive Officer                                                         Citigroup Europe
United Kingdom and Germany                                                33 Canada Square
                                                                              Canary Wharf
                                                                                    London
                                                                                   E14 5LB
                                                                            United Kingdom

David C. Bushnell                                                      Senior Risk Officer
Executive Officer                                                           Citigroup Inc.
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

Michael A. Carpenter                                  Chairman and Chief Executive Officer
Executive Officer                                             Citigroup Global Investments
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

Robert Druskin                                       Chief Executive Officer and President
Executive Officer                                  Global Corporate and Investment Banking
                                                                                     Group
                                                                      388 Greenwich Street
                                                                                  New York
                                                                                  NY 10013

Stanley Fischer                                                              Vice Chairman
Executive Officer                                                           Citigroup Inc.
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

William P. Hannon                                    Controller & Chief Accounting Officer
Executive Officer                                                           Citigroup Inc.
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

Michael S. Helfer                                  General Counsel and Corporate Secretary
Executive Officer                                                           Citigroup Inc.
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

Thomas W.  Jones                                        Chairman & Chief Executive Officer
Executive Officer                                 Global Investment Management and Private
                                                                             Banking Group
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

Sallie L. Krawcheck                                   Chairman and Chief Executive Officer
Executive Officer                                                             Smith Barney
                                                                      388 Greenwich Street
                                                                                  New York
                                                                                  NY 10013

Marjorie Magner                                       Chairman and Chief Executive Officer
Executive Officer                                                    Global Consumer Group
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

Deryck C. Maughan                                                            Vice Chairman
Executive Officer                                                           Citigroup Inc.
United Kingdom                                                             399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

Victor J. Menezes                                                     Senior Vice Chairman
Executive Officer                                                           Citigroup Inc.
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

William R. Rhodes                                                     Senior Vice Chairman
Executive Officer                                                           Citigroup Inc.
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

Todd S. Thomson                                                    Chief Financial Officer
Executive Officer                                                           Citigroup Inc.
                                                                           399 Park Avenue
                                                                                  New York
                                                                                  NY 10043

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